

ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





10015642

April 30, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 2255-8139.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

5/3

Earnings Release Q1 2010

Samsung Electronics

April 2010

Disclaimer

The financial information in this document are consolidated earnings results based on K-IFRS. Previous earnings results have also been restated in compliance with K-IFRS.

This document is provided for the convenience of investors only, before our external audit on Q1 2010 financial results of our headquarters is completed. The audit outcomes may cause some parts of this document to change. This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "seeks" or "will ". Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:

- The behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices
- Strategic actions including dispositions and acquisitions
- Unanticipated dramatic developments in our major businesses including Semiconductor, LCD, Telecommunication, Digital Media
- Numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Income Statement

(Unit: Trillion Won)	1Q '10	(% of sales)	Y-on-Y	1Q '09	(% of sales)	4Q '09	4Q '09
Sales	34.64	100%	21%↑	28.67	100%	39.25	100%
Cost of Sales	23.01	66%	6%↑	21.80	76%	26.10	66%
Gross Profit	11.63	34%	69%↑	6.87	24%	13.15	34%
R&D expense	2.05	6%	25%↑	1.64	6%	2.08	5%
SG&A expense	5.54	16%	17%↑	4.75	17%	7.32	19%
Other operating profit/loss	0.37	1%	220%↑	0.12	0%	△0.32	-1%
Operating Profit	4.41	13%	643%↑	0.59	2%	3.44	9%
Equity method gains/losses	0.46	1%	41%↑	0.33	1%	0.44	1%
Finance income / expense	0.11	0%	-	△0.12	0%	△0.15	0%
Profit Before Income Tax	4.97	14%	519%↑	0.80	3%	3.73	9%
Income tax	0.98	3%	343%↑	0.22	1%	0.69	2%
Net profit	3.99	12%	586%↑	0.58	2%	3.04	8%

Key Profitability Indicators

(Unit: %)	1Q '10	1Q '09	4Q '09
ROE	22%	4%	17%
Profitability (Net income/Sales)	0.12	0.02	0.08
Asset turnover (Sales/Asset)	1.22	1.16	1.50
Leverage (Asset/Equity)	1.53	1.54	1.53
EBITDA Margin	20%	12%	15%


22%
17%
20%
12%
15%
4%
ROE
EBITDA Margin
1Q '09
4Q '09
1Q '10

Segment Information

Sales by Segment

(Unit: Trillion Won)	1Q '10	Y-o-Y	1Q '09	4Q '09
Semiconductor	8.20	57%↑	5.21	8.00
- Memory	5.59	76%↑	3.18	5.05
LCD	6.85	40%↑	4.88	7.29
Telecom	9.18	5%↑	8.76	10.17
- Mobile	8.57	8%↑	7.92	9.33
Digital Media	12.61	18%↑	10.67	15.54
- VD	7.39	10%↑	6.73	10.32
- Appliances	2.47	21%↑	2.04	2.55
Others	△2.20		△0.85	△1.75
Total	34.64	21%↑	28.67	39.25

* Sales include intersegment sales

Operating Profit by Segment

(Unit: Trillion Won)	1Q '10	Margin	Y-o-Y	1Q '09	Margin	4Q '09
Semiconductor	1.96	24%	38%p↑	△0.71	△14%	1.34
LCD	0.49	7%	13%p↑	△0.28	△6%	0.53
Telecom	1.10	12%	1%p↓	1.12	13%	1.05
Digital Media	0.52	4%	-	0.47	4%	0.48
Others	0.34			△0.01		0.04
Total	4.41	13%	11%p↑	0.59	2%	3.44

Cash Flow Statement

(Unit: Trillion Won)	1Q '10	4Q '09
Cash (Beginning of period)*	20.88	17.06
Cash flow from Operation	4.95	6.15
Net profit	3.99	3.04
Depreciation	2.63	2.61
Others	△1.67	0.50
Cash flow from Investment	△4.34	△3.30
Increase in tangible assets	△4.14	△3.08
Cash flow from Finance	△1.06	1.06
Increase in Debts	△1.14	1.03
Net increase in cash	*△0.24*	*3.82*
Cash (End of period)*	20.64	20.88

* Cash = Cash + Cash equivalent + Short-term financial instrument + Short-term available-for-sale securities

※ Free Cash Flow: '09. 4Q 2.99 trillion won → '10. 1Q 0.74 trillion won

Cash & Net Cash Position



12.91
13.91
17.06
20.88
20.64
3.01
4.52
8.67
11.49
12.39
'09 1Q
'09 2Q
'09 3Q
'09 4Q
'10 1Q
Cash
Net Cash

Statement of Financial Position

(Unit: Trillion Won)	1Q '10	1Q '09	4Q '09
Current assets	55.30	43.30	54.21
Cash*	20.64	12.91	20.88
Trade accounts and notes receivable	17.02	15.14	17.82
Inventories	11.72	10.23	9.84
Non-current assets	59.80	57.59	57.97
Investments	9.59	7.57	8.98
PP&E	44.03	46.66	43.56
Total assets	115.10	100.89	112.18
Debts	8.25	9.89	9.39
Total liabilities	39.86	35.78	39.13
Total shareholders' equity	75.24	65.11	73.05

* Cash = Cash + Cash equivalent + Short-term financial instrument + Short-term available-for-sale securities

Key Financial Indicators

(Unit : %)	1Q '10	1Q '09	4Q '09
Current ratio*	157%	138%	158%
Liability/Equity	53%	55%	54%
Debt/Equity	11%	15%	13%
Net debt/Equity	△16%	△5%	△16%

* Current ratio= Current Assets/ Current Liabilities

Semiconductor

PC Shipment ('09.1Q vs '10.1Q)


(Mn)
100
50
0
Desktop PC
Netbook
Note PC
GB/Sys
(GB/Sys)
4.0
2.5
1.0
'09.1Q
'10.1Q

(Source : SEC)

Industry Supply Increase Trend (QoQ)


20%
10%
0%
DRAM
NAND
'09.2Q
3Q
4Q
'10.1Q

(Source : SEC)

Memory

- DRAM : Supply constrained amid strong demand → ASP ↑
  - PC Shipment : around 30% ↑ (YoY), mid-single digit% ↓ (QoQ)
    - MB/Sys : high-20% ↑ (YoY), around 10% ↑ (QoQ)
  - Supply limitation continued (e.g. delayed migration to 5Xnm by competitors)

  ☞ SEC : Focused on expanding 4Xnm process and supporting strategic customers → profitability improvement

  ※ Outperformed industry bit growth (mid-teens% SEC vs. mid-single digit% industry)

- NAND : Strong demand for mobile products continued despite weak seasonality
  - Steady demand for smart phones and mobile application products

  ☞ SEC : Increased 32Gb high-density product sales & 3-bit/cell products, and expanded 3Xnm process

  ※ Outperformed industry bit growth (mid-teens% SEC vs. 10% industry)

System LSI

- Demand for DDI and Mobile AP remained strong despite weak seasonality → Substantial increase in sales (YoY)

Semiconductor

Business Outlook

Smartphone Memory Adoption



(MB/Sys)
(GB/Sys)
400
300
200
100
7.0
5.0
3.0
1.0
DRAM (Left)
NAND (Right)
2007
2008
2009
2010

(Source : SEC)

Process Migration Outlook



DRAM
NAND
100%
50%
4xnm
3xnm
3xnm
2xnm
'10.1Q
'10.4Q
'10.1Q

(Source : SEC)

Market

- DRAM : Expect favorable demand amid steady PC shipment growth
  - Despite weak seasonality, Q2 PC shipment to remain flat
    - Pull-in demand to be strong given low inventory level
  - Expect tight supply-demand conditions to continue due to supply constraints

  ※ High DRAM BOM cost may slow down MB/Sys growth in 2H
- NAND : Demand for mobile products to increase with new product launches (e.g. smart phones, tablet PC & smart books)
  - High-density memory adoption trend to continue with increase in S/W and content

Samsung

- Memory : Strengthen market dominance based on technology leadership and cost competitiveness (i.e. focus on widening gap with competitors)
  - DRAM : Accelerate 4Xnm process migration and strengthen leadership in high-density products
  - NAND : Expand 3Xnm based products and ramp up 2Xnm production
- Sys. LSI : Expect sales/profit to improve across major product segments as demand(e.g. smart phones, DTVs) increases

LCD

Large Panel Shipment (Market)


(Unit : Million units)
89
151
146
TV
IT
'09.Q1
'09.Q4
'10.Q1

(Source : DisplaySearch, '10.1Q)

Panel ASP (Market)

(Unit : US$, %)

ASP	'09.4Q	'10.1Q	Change
Note PC	58	57	-2%
Monitor	81	88	9%
TV	241	246	2%

(Source : DisplaySearch, '10.1Q)

Market

- Despite weak seasonality, shipment increased significantly YoY but declined marginally QoQ due to Chinese market's continuous growth and low inventory levels led on by strong set sales in Q4

- Shipment : '09.4Q 151M → '10.1Q 146M units (63%↑ YoY,4%↓ QoQ)
  - · TV : Panel demand remained strong from Chinese New Year holidays and increased LED TV demand
  - · IT : Notebooks – Solid demand driven by strong set sales in US and China
    Monitor – Strong demand due to inventory replenishment and back-to-school demand in China

Samsung

- Total shipment increased by mid 40% YoY, but decreased by mid-single digit% QoQ

  ☞ Focused on sales of differentiated products

- TV : Reinforced LED TV panel sales amid customers' strong TV sales
  ☞ Focused on differentiated products (e.g. 40"+, LED, 3D/240HZ)
- IT : Monitor panel sales increased led by strong demand
  ☞ Multimedia products (e.g. 20"+, 16:9)

LCD

Business Outlook

2010 Large Panel Demand

(Unit : Million units)


IT
TV
98
98
107
107
47
47
50
51
Q1
Q2
Q3
Q4

(Source : DisplaySearch, '10.1Q)

LED TV Penetration Rate

(Unit : %)


2%
22%
39%
50%
59%
'09
'10
'11
'12
'13

(Source : DisplaySearch, '10.1Q)

Market

- Expect stable demand in Q2 despite weak seasonality due to the World Cup, Chinese Labor Day holidays and strong TV sales in developed markets
  - TV : Robust demand to continue driven by LED, 3D TVs
  - IT : Expect pull-in demand ahead of the peak season

☞ Expect robust demand to continue in 2H due to increased LED TV sales, corporate demand amid global economic recovery, and growth in the emerging markets

Samsung

[Enhance profitability by expanding sales of differentiated products]

- TV : Expand sales of differentiated products (e.g. LED, 3D/240Hz)
  - Continue to strengthen partnerships with captive customers and Chinese TV makrers
- IT : Focus on value-added and profitable product mix
  - 16:9 for multimedia, LED, slim, low-power products, etc.

Telecommunication

Shipment Trends


Global Shipment
Touchphone
(Unit : Million units)
45.8
68.8
64.3
12%
24%
27%
'09 1Q
'09 4Q
'10 1Q

M/S Trends


EU + N.America
Emerging Mkt
Total
19%
22%
25%
26%
14%
17%
20%
22%
11%
13%
16%
20%
(Source: SA, Securities)
'07
'08
'09
'10 Q1 (E)

Handset

- Shipment : 64.3 M units 40% ↑ YoY (7% ↓ QoQ)

☞ **Despite weak seasonality, outperformed the market → M/S ↑**

- Strengthened product line-up & expanded distribution channels in the emerging markets
  - Mass market touchphone release (Monte) and global expansion of smartphones
  - Successful co-promotion in US : carrier-specific model release
  - Enhanced 3G line-up for Chinese carriers and expanded channel coverage

- ASP increased slightly due to enhanced product mix
  - Increased portion of mid-to-high end products such as touchphones, China 3G, and domestic smartphones

☞ While shipment declined amid weak seasonality, OP margin increased with reduced marketing expenses and improved product mix

Network

- Slight decline in sales due to slowdown in domestic 3G demand

※ Overseas M-WiMAX and STB businesses continued to grow

Telecommunication

Business Outlook

Handset Market


Smartphone
Mid 1.1bil.
Late 1.2bil.
10%+ ↑
Aprx.
16%
Aprx.
19%
'09
'10

Touch / Smartphone


Monte
Acton
Galaxy S
(Android)
Wave
(bada)

Market

- Expect demand to increase in Q2 due to economic recovery
  - Developed markets : Android market to grow and new mass market smartphones to be released
  - Emerging markets : Replacement demand to increase due to diversification of China 3G line-up and touchphones
  - Smartphone competition to intensify with launching of strategic models

Samsung

- Continue to outperform the market growth in Q2
  - Enhance product portfolio in major segments
    - · Launch strategic smartphone models : Android, bada, etc.
    - · Expand mass market touchphone line-up
  - Strengthen co-marketing with global carriers
    - · Smartphone & China 3G : Launching of carrier-specific models
  - Continue to increase M/S by strengthening distribution channels in the emerging markets
- Continue to improve cost competitiveness
  - Enhance the efficiency of marketing expense and strengthen Global SCM
- Expect sales to increase with expansion of overseas STB business and Mobile WiMAX sales in Asia/domestic markets

Digital Media

FPTV Market


(Unit: Million units)
SEC (L)
Mkt (R)
12
10
8
6
4
2
0
60
50
40
30
20
10
0
1Q'09
4Q'09
1Q'10

(Source : DisplaySearch Mar.'10)

FPTV Market Share


32%
24%
16%
PDP-TV
LCD-TV
TV total
#2
#2
#1
#1
#1
#1
3Q'09
4Q'09
1Q'10(E)

(Source : DisplaySearch Mar.'10)

TV / Monitor

- FPTV shipment : 8.4M units 47%↑ YoY, (23%↓ QoQ)
  - Increased shipment in both developed and emerging markets
    - · Developed markets : Increased portion of 40"+ LCD TV and penetration of LED TV
    - · Emerging markets : Increased shipment in BRICs

  ※ Successful launching of 3D TV in domestic and global markets

  ☞ Increased sales of premium products and reduced marketing expenses → Improved profitability

- Monitors : Maintained #1 market share via strengthening market leadership in 22"+ large-size segment

Appliances

- Revenue increased 37% YoY due to demand recovery and strong sales of premium products
  - Continue to gain market share in premium refrigerators and drum washing machines in US

Digital Media

Business Outlook

TV Market Forecast

(Unit: Million units)

	2Q'09	1Q'10	2Q'10		
				YoY	QoQ
CRT	11.4	8.7	8.0	-30%	-8%
LCD	**30.3**	**40.0**	**41.3**	**36%**	**3%**
PDP	**3.1**	**3.2**	**3.4**	**12%**	**9%**
Total	**44.8**	**51.9**	**52.8**	**18%**	**2%**

(Source : DisplaySearch, Mar.2010)

Appliances Market Forecast

(Unit: Million units)



REF
A/C
W/M
300
200
100
-
244
226
5%
238
'08
'09
'10

(Source: AHAM, GFK, SEC estimates)

Market

- FPTV : Q2 demand to continue to grow by 34% YoY
  - Expect World Cup events, and LED & 3DTV to drive demand
    - Increase LED TV ratio in LCD TV : '09.4Q 4% → '10.1Q 9% → 2Q 15%
  - Emerging market growth to continue in 2H
- Appliances : Q2 demand for major products (Ref., W/M, A/C) to increase due to the global economic recovery and strong seasonality

※ Expect strong seasonality to continue until 3Q

Samsung

- FPTV : Outperform the market growth by expanding the sales of new premium models

  → Strengthen market leadership and enhance profitability
  - Expand LED TV line-up to all segments including below 32" and 60Hz
  - Strengthen market dominance by offering 3D TV total solution
  - Enhance cost competitiveness by strengthening supply chain management
- Appliances : Continue to introduce differentiated new products and focus on high value-added products
  - Launch premium products and eco-friendly low-power products

[Supplementary] Major changes from the adoption of K-IFRS

Statement of Financial Position (End-2009)

(Unit: Trillion Won)

	K-IFRS (A)	K-GAAP (Non-financial) (B)	Difference (A-B)	Major reasons for the difference
Total Assets	**112.18**	**108.17**	**4.01**	**- Below adjustments, etc.**
Current assets	54.21	55.11	△0.90	- Financial assets transferred to financial institutes are not derecognized but instead the related cash proceeds are recognized as financial liabilities - Profit from unrealized inventory adjusted due to changes in gross profit on sales
Non-current assets	57.97	53.07	4.90	
PP&E	43.56	39.75	3.81	- Gain on land revaluation
Others	14.41	13.32	1.09	- Deferred tax asset/liabilities classified and offset as "non-current", Capitalization of R&D expense
Total Liabilities	**39.13**	**37.86**	**1.27**	**- Below adjustments, etc.**
Current liabilities	34.20	33.49	0.71	- Financial assets transferred to financial institutes are not derecognized but instead the related cash proceeds are recognized as financial liabilities
Non-current liabilities	4.93	4.37	0.56	- Changes in calculation of provision for retirement benefits - Recognition of deferred tax liabilities
Total Equity	**73.05**	**70.31**	**2.73**	**- Above adjustments, etc.**

※ Since Samsung Card's exclusion from scope of consolidation and inclusion in scope of equity method application was the biggest reason for the difference between K-IFRS based and K-GAAP based financial information, we offered non-financial K-GAAP-based statement of financial position excluding Samsung Card for comparison.

※ Changes in scope of consolidation applies to all items.

[Supplementary] Major changes from the adoption of K-IFRS

Income Statement (2009)

(Unit: Trillion Won)

	K-IFRS (A)	K-GAAP (Non-financial) (B)	Difference (A-B)	Major reasons for the difference
Sales	136.32	136.29	0.03	
Cost of sales	94.59	97.92	△3.33	- R&D expense classified as cost of sales transferred to a separate account
Gross profit	41.73	38.37	3.36	- Cost of sales decreased as R&D expense classified as cost of sales was transferred to a separate account
R&D expenses★	7.39	-	7.39	- R&D expense reflected in cost of sales and SG&A expenses transferred to a separate account
SG&A	23.36	27.45	△4.08	- R&D expense classified as SG&A expense transferred to a separate account
Other operating profit/loss★	△0.05	-	△0.05	- Non-operating profit/losses excluding equity method gains/losses and gains/losses on financial instruments
Operating profit	10.93	10.92	0.005	
Non-operating profit/loss	1.27	1.17	0.10	- Equity method gains/losses and gains/losses on financial instruments (interest gains/losses, gains/losses on foreign currency translation)
Profit before Income tax deduction	12.19	12.09	0.10	
Income tax expenses	2.43	2.25	0.18	- Recognition of deferred tax liabilities
Net profit	9.76	9.84	△0.08	- Application of deferred tax liabilities, adjustment of profit from unrealized inventory, tax effect on adjustment, etc.

※ Since Samsung Card's exclusion from scope of consolidation and inclusion in scope of equity method application was the biggest reason for the difference between K-IFRS based and K-GAAP based financial information, we offered non-financial K-GAAP-based statement of financial position excluding Samsung Card for comparison.

※ Changes in scope of consolidation applies to all items.

★ R&D expenses and Other operating profit/loss are new items under K-IFRS

[Appendix 1] Statement of Financial Position (K-IFRS)

(Unit : 100 Million, KRW)

	FY '10	FY '09			
	1Q	1Q	2Q	3Q	4Q
Current Assets	**552,967**	**433,013**	**453,640**	**509,390**	**542,113**
- Cash ※	206,433	129,054	139,085	170,608	208,835
- A/R	170,209	151,377	163,469	169,423	178,187
- Inventories	117,162	102,287	99,523	114,280	98,393
- Other Current Assets	59,163	50,295	51,563	55,079	56,698
Non Current Assets	**597,991**	**575,908**	**569,978**	**561,965**	**579,685**
- Investment	95,859	75,711	84,502	89,019	89,846
- PP&E	440,290	466,622	449,271	434,028	435,603
- Intangible Assets	17,750	12,181	12,084	12,472	12,560
- Other Non Current Assets	44,092	21,394	24,121	26,446	41,676
Total Assets	**1,150,958**	**1,008,921**	**1,023,618**	**1,071,355**	**1,121,798**
Liabilities	**398,568**	**357,816**	**351,468**	**368,632**	**391,346**
- Debts	82,511	98,934	93,853	83,910	93,946
- Trade Accounts and N/P	104,561	87,288	86,811	99,550	82,351
- Other Accounts and N/P & Accrued Expenses	125,694	112,814	112,862	114,306	146,312
- Income Tax Payable	11,759	5,209	5,026	9,555	11,242
- Unearned Revenue & Other Advances	9,590	11,183	12,332	12,317	17,468
- Other Liabilities	64,453	42,388	40,584	48,994	40,027
Shareholders' Equity	**752,390**	**651,105**	**672,150**	**702,723**	**730,452**
- Capital Stock	8,975	8,975	8,975	8,975	8,975
Total Liabilities & Shareholder's Equity	**1,150,958**	**1,008,921**	**1,023,618**	**1,071,355**	**1,121,798**

※ Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

[Appendix 2] Income Statement (K-IFRS)

(Unit : 100 Million, KRW)

	FY '10		FY '09									
	1Q		1Q		2Q		3Q		4Q		Total	
		%		%		%		%		%		%
Sales	**346,381**	**100%**	**286,710**	**100%**	**325,105**	**100%**	**358,938**	**100%**	**392,484**	**100%**	**1,363,237**	**100%**
Cost of Sales	**230,086**	**66.4%**	**218,017**	**76.0%**	**229,241**	**70.5%**	**237,715**	**66.2%**	**260,976**	**66.5%**	**945,949**	**69.4%**
Gross Profit	**116,295**	**33.6%**	**68,693**	**24.0%**	**95,864**	**29.5%**	**121,223**	**33.8%**	**131,508**	**33.5%**	**417,288**	**30.6%**
R&D	**20,529**	**5.9%**	**16,436**	**5.7%**	**17,212**	**5.3%**	**19,415**	**5.4%**	**20,804**	**5.3%**	**73,867**	**5.4%**
SG&A	**55,413**	**16.0%**	**47,483**	**16.6%**	**52,915**	**16.3%**	**60,051**	**16.7%**	**73,172**	**18.6%**	**233,621**	**17.1%**
- Wages & Fee	13,309	3.8%	11,486	4.0%	10,942	3.4%	13,167	3.7%	13,862	3.5%	49,457	3.6%
- Marketing Expenses	18,083	5.2%	11,645	4.1%	20,058	6.2%	21,527	6.0%	31,525	8.0%	84,755	6.2%
Other Operating Profits	**3,703**	**1.1%**	**1,156**	**0.4%**	**1,000**	**0.3%**	**461**	**0.1%**	**-3,165**	**-0.8%**	**-548**	**0.0%**
Operating Profits	**44,056**	**12.7%**	**5,930**	**2.1%**	**26,737**	**8.2%**	**42,218**	**11.8%**	**34,367**	**8.8%**	**109,252**	**8.0%**
Gain(or Loss) on Equity Method Investment	**4,617**	**1.3%**	**3,280**	**1.1%**	**4,381**	**1.3%**	**5,049**	**1.4%**	**4,423**	**1.1%**	**17,133**	**1.3%**
Finance Incomes / Expenses	**1,056**	**0.3%**	**-1,179**	**-0.4%**	**-1,332**	**-0.4%**	**-454**	**-0.1%**	**-1,505**	**-0.4%**	**-4,470**	**-0.3%**
- Interest Gain (or Loss)	103	0.0%	-564	-0.2%	-818	-0.3%	-451	-0.1%	-211	-0.1%	-2,044	-0.1%
- F/X Gain (or Loss)	953	0.3%	-615	-0.2%	-514	-0.2%	-3	0.0%	-1,294	-0.3%	-2,426	-0.2%
Income Before Income Taxes	**49,729**	**14.4%**	**8,031**	**2.8%**	**29,786**	**9.2%**	**46,813**	**13.0%**	**37,285**	**9.5%**	**121,915**	**8.9%**
- Income Taxes	9,792	2.8%	2,209	0.8%	6,441	2.0%	8,752	2.4%	6,908	1.8%	24,310	1.8%
Net Income	**39,937**	**11.5%**	**5,822**	**2.0%**	**23,345**	**7.2%**	**38,061**	**10.6%**	**30,377**	**7.7%**	**97,605**	**7.2%**

[Appendix 3] Segment Information (K-IFRS)

(Unit : Trillion, KRW)

	FY '09				Total
	1Q	2Q	3Q	4Q	
Sales	**28.67**	**32.51**	**35.89**	**39.25**	**136.32**
Semiconductor	**5.21**	**6.13**	**7.46**	**8.00**	**26.81**
- Memory	3.18	3.85	4.69	5.05	16.77
LCD	**4.88**	**5.91**	**7.76**	**7.29**	**25.84**
Telecom	**8.76**	**9.10**	**9.57**	**10.17**	**37.59**
- Mobile	7.92	8.45	9.01	9.33	34.71
Digital Media	**10.67**	**12.15**	**12.90**	**15.54**	**51.26**
- VD	6.73	7.59	8.18	10.32	32.83
- Appliances	2.04	2.57	2.52	2.55	9.68
Operating Profit	**0.59**	**2.67**	**4.22**	**3.44**	**10.93**
Semiconductor	**-0.71**	**0.34**	**1.09**	**1.34**	**2.06**
LCD	**-0.28**	**0.25**	**1.20**	**0.53**	**1.71**
Telecom	**1.12**	**0.98**	**0.95**	**1.05**	**4.09**
Digital Media	**0.47**	**1.16**	**0.96**	**0.48**	**3.06**